UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
 REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-37787

Cotiviti Holdings, Inc.
(Exact name of registrant as specified in its charter)

One Glenlake Parkway
Suite 1400
Atlanta, GA 30328
(770) 379-2800
(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[X]
Rule 12g-4(a)(2)	[_]
Rule 12h-3(b)(1)(i)	[X]
Rule 12h-3(b)(1)(ii)	[_]
Rule 15d-6	[_]

Approximate number of holders of record as of the certification or notice date: One*

Pursuant to the requirements of the Securities Exchange Act of 1934, Cotiviti Holdings, Inc. has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Cotiviti Holdings, Inc.

Date: September 6, 2018	By:	/s/ Emad Rizk Name: Emad Rizk Title: Chief Executive Officer and President

*On August 27, 2018, pursuant to the Agreement and Plan of Merger, dated as of June 19, 2018, by and among Cotiviti Holdings, Inc. (the “Registrant”), Verscend Technologies, Inc., a Delaware corporation (“Verscend”), and Rey Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Verscend (“Merger Sub”), Merger Sub merged with and into the Registrant, with the Registrant surviving as a wholly owned subsidiary of Verscend.